May 24, 2002

The United States Securities and Exchange Commission
Office of International Corporate [redacted]
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated May 23, 2002, (SUMITOMO METALS ANNOUNCES FISCAL YEAR 2002 RESULTS)

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations &
Investor Relations Department
Sumitomo Metal Industries, Ltd.

6/18

cc: The Bank of New York

SUMITOMO METAL INDUSTRIES, LTD.
PUBLIC RELATIONS DEPARTMENT
8-11, Harumi 1-chome, Chuo-ku, Tokyo 104-6111, Japan
Phone: (03) 4416-6115 Fax: (03) 4416-6798

PRESS RELEASE

SUMITOMO METALS

May 23, 2002
For Immediate release

SUMITOMO METALS ANNOUNCES FISCAL YEAR 2002 RESULTS

Sumitomo Metal Industries, Ltd., announced today its financial results for FY2002 (FY2002 began April 1, 2001, and ended March 31,2002).

Consolidated Results For The Year
(Millions of yen)

	FY2002	FY2001	Change
Sales	1,349,528	1,497,641	- 9.9%
Operating profit	40,096	90,598	-55.7%
Recurring profit(loss)	748	23,626	-96.8%
Net income(loss)	(104,720)	5,836	-

Non-Consolidated Results For The Year
(Millions of yen except per share amounts)

	FY2002	FY2001	Change
Sales	772,870	862,205	-10.4%
Operating profit	32,414	64,093	-49.4%
Recurring profit(loss)	1,007	12,975	-92.2%
Net income(loss)	(119,427)	5,948	-
Net income(loss) per share(yen)	(32.88)	1.64	-
Cash dividend per share(yen)	0	0	-

Management Policy, Business Results, and Financial Conditions

(1) Management Policy

The company will carry out the following measures in accordance with the management plan for "Revolution and Rebirth" based on the policy formulated in April 2001: "to be recognized by customers as the No.1 supplier and obtain high profits in the materials field centering on steel."

a. Improved Competitiveness in the Steel Business

In consideration of the difficult medium-and long-term demand trends which are expected in future, we will build the business promotion system most suitable for the business sectors and greatly enhance the competitiveness of the steel business.

At Kashima Steel Works, in May 2002 we started constructing the new primary blast furnace to establish one of the most competitive steel sheet production bases in the world. We will achieve a high labor productivity with an annual output of 8 million tons.

In addition, at Wakayama Steel Works, under the alliance agreement reached with Nippon Steel Corporation, we will study structural reform of production system for flat products, effective utilization of iron-making and steel-making facilities, and measures for strengthening profitability of stainless flat products businesses. The company will also carry out measures to cut cost in transportation of steel products and raw materials procurement.

At Sumitomo Metals (Kokura), Ltd., in April this year we started kindling in the new blast furnace which incorporates state-of-the-art technology for longer life. We are also strengthening the production basis as a supplier dedicated to the manufacture of bars and wire rods, focusing on special steel made through continuous operation from the blast furnace. In July this year, we will integrate the welding wire business between Sumikin Welding Industries, Ltd. and Nippon Steel Welding Products & Engineering Co., Ltd. to increase the efficiency and competitiveness of the group.

b. Actualization of Higher Capital Efficiency

In order to realize capital-efficient business management, we will thoroughly "compress assets" through reduction of inventory, careful screening of capital investment, sale of fixed assets, etc. Regarding the liabilities with interest, we will steadily reduce the consolidated interest-bearing debt balance to less than ¥1,500 billion by the end of March 2003, bringing forward the goal one year set in the management plan for "Revolution and Rebirth".

c. Introduction of the Internal Company System

In order to accomplish the above-mentioned management goals efficiently, we introduced an internal company system which reorganizes our operations into four separate companies: "Steel Sheet, Plate, Titanium & Structural Steel Company", "Pipe and Tube Company", "Railway, Automotive & Machinery Parts Company", and "Engineering Company", with the "headquarters/research department" added to these companies to complete our new organization. Each company will build its own business system combining manufacturing and marketing, bear responsibility for cash flow and consolidated business results including those of related companies in the group, and strengthen measures for satisfying customer needs in accordance with individual business characteristics, all intended to give management greater mobility. As for the shift to a pure holding company system, we will carefully consider the related laws,

management environment, etc. to determine the best timing, and will simultaneously try to achieve similar effects by introducing the internal company system.

The company will carry out the management plan for "Revolution and Rebirth" through the group's concerted efforts, working collectively to resume the payment of dividends and to create shareholder value.

(2) Business Results and Financial Conditions

1) Overview of the Current Period

a. Business Environment for the Current Period ending March 31, 2002)

The Japanese economy remained depressed during the current term due to declining personal consumption, smaller capital investment in the private sector mainly resulting from diminishing IT-related demand, and the restraint of public investment. The economic situation was further affected by the slowdown in foreign countries, notably the United States.

Under these conditions, the market environment substantially deteriorated in the steel industry, particularly in the sheets/coils market, due to weak domestic demand. Also, the climate surrounding the company worsened as sales from the electronics business dropped owing to the shrinking semiconductor market.

Under this harsh management environment, our group has pursued the following measures in order to achieve the goals based on the management plan for "Revolution and Rebirth".

b. Steel Business

As for the steel business, we have worked to cut costs drastically and improve productivity and quality, aiming at improving competitiveness.

In the plate business, we were forced to lower the prices substantially, mainly those of sheets/coils, as domestic demand for steel products decreased. However, we succeeded in raising productivity and quality, thanks to the construction completed at the end of the previous period to improve the overall efficiency of steel making at Kashima Steel Works. We also adopted a policy of reducing production in order to bring steel products inventory to a proper level and achieve reasonable prices.

Furthermore, we newly established the SMI Center of Application Technology (SMICAT) to respond to any customer needs. Thus we enhanced the system of providing more appropriate technology solutions to technical problems of customers, utilizing the steel related technologies of our group. These activities helped the company to build customers' recognition of our "Tailored blank" technology used for car components and to win orders for new-type steel wheels. We also promoted the development of environment-friendly products, by developing a new Pb-free free-cutting steel and completing a series of chrome-free products for all types of galvanized sheets/coils used for home electrical appliances.

In January this year, the company signed a comprehensive agreement for technical cooperation on a global scale with a British company, Corus, in order to meet the diversified needs of major customers, such as globally operating automobile makers, and to propose optimum suitable solutions. Based on this agreement, we will carry out projects related to the sheets/coils and bars and wire rods sectors, emphasizing the necessity for lighter materials and environmental measures.

In the pipe and tube business, the company made efforts to raise the prices and expand the sales of seamless pipes and large-diameter pipes, and thus increased profits substantially. Furthermore, as a world-leading seamless pipe supplier, the company worked together with Vallourec & Mannesmann Tubes (V&M), a globally renowned tube and pipe manufacture in France, to develop jointly products used for

ultra-deep and high-corrosion-resistant equipment whose demand is expected grow in future. Through such means, we have promoted global operations, and tried to establish the basis for obtaining high earnings from seamless pipes. As for the overseas business, we started operations in China (Baoji-SMI Petroleum Steel Pipe Corporation), in addition to the United States, Thailand, and Saudi Arabia where we had already expanded our activities, as we regard the energy and automobile industries as a key area for the consumption of welded steel pipes.

In the railway, automotive & machinery parts business, we arranged a production system for drastically reducing the costs of forged steel crankshafts used for small cars, whose demand is expected to soar in future, by installing a powerful new 5,000-ton high-speed forging press at Kansai Steel Works. This will enable us to respond to the needs of automobile makers for lighter materials, greater fuel efficiency, and higher performance and output engines which can cope with tighter exhaust gas controls.

As a result of the above efforts, the sales of the steel business amounted to ¥869.6 billion and the operating profits were ¥50.6 billion.

c. Engineering Business

In our engineering operations, the business environment deteriorated, particularly in the construction field, because of sluggish private capital investment and the restraint of public investment. The company therefore aggressively sought to win orders, mainly from the environment and energy fields.

Especially in the environment field, we received the first order for the shaft furnace-type gasification and smelting furnace developed solely by Sumitomo Metals, which dramatically reduces the generation of dioxin and other harmful substances compared with conventional incinerators. In order to expand the sales of our shaft furnace-type gasification and smelting furnace, the company supplied this technology to Mitsubishi Heavy Industry, Co., Ltd.

In the energy field, the company worked to receive orders for the construction of LNG processing facilities, LNG satellite facilities, and LNG pipelines, in addition to expanding the pipeline business, including the examination and diagnosis field, as demand for natural gas grows as a measure for reducing carbon dioxide emissions. We also worked hard to obtain orders from overseas, and in March this year we won an order for natural gas receiving /metering stations and offtake stations from Power Gas Limited, Singapore.

As a result, the sales of the engineering business were ¥124.0 billion and the operating profits were ¥700 million.

d. Electronics and Information Service Business

The sales decreased in the electronics and information service business, following the severe slump of the semiconductor market. The silicon wafer business developed and manufactured 300 mm wafers which will become primary products in future. In addition, we started operation as a new company, Sumitomo Mitsubishi Silicon Corporation, in February this year, integrating all the silicon wafer businesses both in Japan and abroad of Sumitomo Metals and the Mitsubishi Materials Corporation. We believe this approach will combine the technical resources of the two companies and complement the operating bases with different customers and regional characteristics, enabling us to establish ourselves as the world's top vendor in the field.

Accordingly, the sales of the electronics and information service business amounted to ¥199.4 billion and the operating profits showed a loss of ¥14.5 billion.

e. Strengthening the Group Structure

The company as a group made tremendous efforts to improve the cost competitiveness and strengthen the management constitution of individual business fields to enhance the overall power of the group and maximize the efficiency of available resources. In the distribution sector, for example, three existing distribution companies were reorganized and merged into a new company, Sumitomo Metal Logistics Service Co., Ltd. in October last year.

f. Reduction of Fixed Expenses

We slashed fixed expenses to strengthen the management constitution. Especially, to reduce total labor expenses, we promoted of converting temporary transfers into regular, leading to the transfer or resignation of about 9,100 employees by the end of March this year. The company's cost structure was greatly improved by this policy.

g. Business Results of the Current Period

Consolidated sales totaled ¥1,349.5 billion in the consolidated balance for the current period. As for the consolidated recurrung profits, we secured profits of ¥700 million, as a result of the group's united efforts to boost profits. However, compared with the previous period, the profits decreased ¥ 22.8 billion. The current period reported extraordinary losses of ¥189.6 billion, due to the additional payment of and provision for employee's retirement benefits related to the converting temporary transfers into regular, losses on devaluation and sale of investment securities attributable to the sluggish stock market. However, extraordinary profits of ¥83.7 billion were reported from the gains on transfer of the silicon wafer business and gains on sales of property, plant and eqipment. As a result, the consolidated losses for the current period totaled ¥104.7 billion. The interest bearing debt balance at the end of the current period decreased ¥131.9 billion to ¥1,648.7 billion.

As for the separate balance for the current period, sales fell ¥89.3 billion to ¥772.8 billion, due to the dwindling sales in the steel and silicon wafer businesses. The company reported recurring profits of ¥1.0 billion, but incurred losses of ¥119.4 billion for this period.

h. Cash Flow

Although the company faced severe management conditions during the current period, earnings from business activities amounted to ¥157.5 billion as a result of the group's united efforts to secure profits. Including the additional payment of and provision for employee's retirement benefits related to the converting temporary transfers into regular as part of the management plan for "Revolution and Rebirth", earnings from business activities for the current period totaled ¥18.4 billion. Earnings from investment activities, such as income on sale of shares, reached ¥39.6 billion, while ¥89.4 billion was used for financial activities, such as reducing the interest bearing debts. After adding the effects of the changes of the extents of consolidated companies, the cash balance at the end of the current period fell ¥30.7 billion from the previous period, to ¥70.3 billion.

2) Dividends

Because of the deficit at the end of the current period totaling ¥109.1 billion, it was decided to submit a proposal to the General Meeting of Shareholders not to pay a dividend. We also submit a proposal to eliminate the loss carried forward to the next term by withdrawing the capital reserve.

We will work collectively under the management plan for "Revolution and Rebirth" to create shareholder valuere and to resume dividend payments for the next fiscal year.

3) Perspective for the Next Period

Although the economy of the United States is expected to recover, business conditions in Japan are unlikely to improve drastically because of sluggish private-sector investment due to deteriorating corporate earnings, and lagging personal consumption due to the worsening employment and income situation. In addition to these negative business factors, the steel market may face measures by the United States and the European Union to limit imports of steel materials. Thus the harsh business environment is expected to continue. Under such management conditions, our group will pursue measures to improve competitiveness and achieve the profit goal set in the management plan for "Revolution and Rebirth". It is therefore estimated that the consolidated sales will be around ¥1,270 billion, consolidated recurring profits ¥40 billion, and consolidated profits for the current period ¥15 billion.